35 Gatehouse Drive Waltham, MA 02451 781-810-0120 entasistx.com

June 17, 2022

Via EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, DC 20549
Attn: Perry Hindin

Re:	Entasis Therapeutics Holdings Inc. Schedule 13E-3 and Schedule 14D-9 filed June 7, 2022 File No. 005-90651

Dear Mr. Hindin:

Entasis Therapeutics Holdings Inc. (the “Company”) hereby submits this letter in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated June 10, 2022 (the “Comment Letter”), with respect to the above-referenced filings.

Set forth below are our responses to the Staff’s Comments. For convenience, the Staff’s comments are repeated below, followed by our response to the comments. In addition, we are simultaneously filing Amendment No. 1 to the Schedule 14D-9 and Amendment No. 1 to the Schedule 13E-3 to amend the above-referenced filings.

Schedule 14D-9 filed June 7, 2022

Tender and Support Agreements, page 3

1.
We note the disclosure regarding the Tender and Support Agreements on the bottom of page 3. Please advise why the Supporting Stockholders, each affiliates of the Company, are not engaged in the Rule 13e-3 transaction and should not be listed as signatories to the Schedule 13E-3 signature page and included as filing persons.

The Company’s Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has removed the statement in the Schedule 14D-9 that TPG PG A, LLC (“TPG”) is an affiliate of one of the Company’s directors, Heather Preston, M.D. With respect to this determination, the Staff has set forth a two-prong test to determine filing person status under Rule 13e-3: (i) whether an entity or person is an affiliate of the issuer within the scope of Rule 13e-3 and (ii) whether such affiliates are deemed to be engaged, directly or indirectly, in the going-private transaction. While TPG has executed a Tender and Support Agreement (a “Support Agreement”) at the request of Innoviva, Inc. and Innoviva Merger Sub, Inc. (collectively, “Innoviva”) pursuant to which it has agreed to accept Innoviva’s offer and tender the shares of Company common stock that it owns, TPG has no actual control of the Company and therefore cannot be considered an affiliate of the Company. In this regard, TPG has beneficial ownership of only approximately 2.13% of the Company’s common stock and, therefore, cannot dictate the outcome of any matter submitted to the Company’s stockholders. TPG has no contractual right to board representation, nor does it have any preferential rights, voting or otherwise. Accordingly, TPG does not possess, directly or indirectly, the power to direct or to cause the direction of the Company’s management or policies. In addition, aside from executing a Support Agreement at the request of Innoviva, TPG has not been involved in the going-private transaction. Furthermore, while Dr. Preston previously served as a partner and managing director at TPG Biotech, an affiliate of TPG, from 2005 to July 2018, she separated from those positions in July 2018 and has only served as a senior advisor to TPG Biotech since that date. In her present capacity as an advisor to TBG Biotech she does not possess, directly or indirectly, the power to direct or cause the direction of the management or polices of TPG, including with respect to investment and voting decisions with respect to securities that it holds or acquires. Accordingly, the Company does not believe that TPG is engaged in the Rule 13e-3 transaction and that it should not be considered a filing person to the Schedule 13E-3.

Division of Corporation Finance
U.S. Securities and Exchange Commission
June 17, 2022

The Company respectfully advises the Staff that it has added each of Manoussos Perros, Ph.D., David Meek, Heather Berger, Ph.D., Howard Mayer, M.D., David Hastings and Heather Preston, M.D., as a filing person of the Schedule 13E-3. Notwithstanding this determination, the Company respectfully advises the Staff that such persons, individually and in the aggregate, do not hold a material amount of the Company’s equity securities, are not expected to hold a material amount of the surviving entity’s equity securities and are not expected to continue as directors of the surviving entity. Aside from Dr. Perros such persons participated in the negotiation of the Merger Agreement solely in their respective capacities as independent directors of the Company, and Dr. Perros participated in the negotiation of the Merger Agreement solely in his capacity as a director and as the Company’s Chief Executive Officer. These individuals will not receive the types of benefits the Staff has indicated that Rule 13e-3 was established to address and in light of such fact and their low levels of stock ownership, the execution of Support Agreements by Mr. Meek, Dr. Berger, Dr. Mayer and Mr. Hastings was largely symbolic.

Reasons for the Recommendation of the Entasis Board; Fairness of the Offer and the Merger,

2.
We note the disclosure on page 23 that “…the Entasis Board believes that, based on its consideration of the factors relating to the substantive and procedural fairness, the Offer and the Merger are fair to, and in the best interests of, the Company’s stockholders (other than the Excluded Holders).” The term “Excluded Holders” is defined to mean Innoviva and Merger Sub. Please note that the staff considers officers and directors of Entasis to be affiliates when considering whether such reference is sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please refer to the definition of “affiliate” in Exchange Act Rule 13e-3(a)(1). Please revise the disclosure to comply with the disclosure obligations set forth in Item 1014(a) by addressing the fairness determination to unaffiliated shareholders only.

The Company’s Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended the Schedule 14D-9 in response to the Staff’s comment.

3.
All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to either include the factors described in clause (vi) of Instruction 2 to Item 1014 and Item 1014(c) or explain why such factors were not deemed material or relevant. If the procedural safeguard in Item 1014(c) was not considered, please explain why the parties believe the Rule 13e-3 transaction is fair in the absence of such safeguard. In responding to this comment with respect to 1014(c), please refer to our preceding comment regarding the definition of “affiliate” in Exchange Act Rule 13e-3(a)(1).

The Company’s Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended the Schedule 14D-9 in response to the Staff’s comment.

Division of Corporation Finance
U.S. Securities and Exchange Commission
June 17, 2022

Certain Prospective Financial Information, page 34

4.
Disclosure on page 35 states that “the Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions…[t]he assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, development timelines, likelihood of clinical success, product pricing, market uptake, reimbursement and potential competition…[t]he Projections also reflect assumptions as to certain business decisions and transactions that are subject to change and may not occur, at all or on the terms assumed.”  In order for stockholders to properly evaluate the fairness advisor’s opinion, the disclosed summary of its analyses and the Projections upon which the opinion in part relies, please disclose these assumptions in reasonable detail and quantify, where possible.

The Company’s Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended the Schedule 14D-9 in response to the Staff’s comment.

5.
Disclosure on page 36 indicates that “the following tables present selected elements of the Projections.” Please disclose why only “selected elements” were disclosed and why you believe such information is all that stockholders need in order to properly evaluate the fairness advisor’s opinion, the disclosed summary of its analyses and the Projections upon which the opinion in part relies.

The Company’s Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it excluded certain extraneous forward-looking financial information included in MTS Securities’ presentation to the board of directors because such information was not relevant to MTS Securities’ financial analyses. Such information was comprised of partners’ total projected revenue estimates for certain product candidates.  Partners’ revenue is not revenue that the Company would have received. The Company would only receive royalties and milestones based on the partners’ revenue, and these projected royalties and milestones were included in the Projections disclosed in the Schedule 14D-9. In consultation with MTS Securities, the Company determined that presenting the partners’ revenue could be misleading and inappropriately suggest that the partners’ revenues would be realized by the Company. The Company further advises the Staff that it has removed the phrase “selected elements” on page 36 of the Schedule 14D-9.

Schedule 13E-3 filed June 7, 2022

General

6.	Please amend the Schedule 13E-3 to reflect any changes made to the disclosure included in the Offer to Purchase and Schedule 14D-9 in response to staff comments.

The Company’s Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended the Schedule 13E-3 in response to the Staff’s comment.

7.
Please describe the effects of the transaction on Entasis’ affiliates and unaffiliated security holders.  Refer to Exchange Act Rule 13e-3(e), Item 7 of Schedule 13E-3 and Item 1013(d) of Regulation M-A.

Division of Corporation Finance
U.S. Securities and Exchange Commission
June 17, 2022

The Company’s Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended the Schedule 13E-3 and the Schedule 14D-9 in response to the Staff’s comment.

*****

If you have any questions or require any additional information, please call me at (781) 810-0120.

Very truly yours,

/s/ Elizabeth M. Keiley
General Counsel

cc:	Jack S. Bodner Allison B. Schiffman Matthew C. Franker Covington & Burling LLP